

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

<u>Via E-mail</u>
J. Per Brodin
Chief Financial Officer
Claire's Stores, Inc.
2400 West Central Road
Hoffman Estates, IL 60192

      **Re:**    **Claire's Stores, Inc.**
              **Form 10-K for the Year Ended January 29, 2011**
              **Filed April 21, 2011**
              **Correspondence submitted on February 6, 2012**
              **File No. 333-148108**

Dear Mr. Brodin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.    We note your response to prior comment four that you have defined your reporting units as your operating segments, North America and Europe. Please provide the following information:

- a detailed analysis of how you determined that your operating segment comprises only a single component;

- a discussion of whether you have discrete financial information available at one level below your operating segment. We note that you perform an ongoing evaluation of each store on a trailing 12 month basis for its EBITDA contribution to identify poor performing stores. Tell us which level of management reviews EBITDA contribution analysis and how this information was considered in your determination of components.

J. Per Brodin
Claire's Stores, Inc.
February 24, 2012
Page 2

- a discussion on whether segment managers regularly review the operating results of the components.  We note that your CODM discussed operating performance of specific countries in Europe (France, UK and Germany) during your the third quarter 2011 earnings conference call held on November 30, 2011; and

- please provide us with the financial information used by your CODM and segment managers to regularly assess performance.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining